Power & Digital Infrastructure Acquisition II Corp.

321 North Clark Street, Suite 2440

Chicago, IL 60654

January 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Laura Veator; Stephen Krikorian; Austin Pattan; Jan Woo

Re:	Power & Digital Infrastructure Acquisition II Corp.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-273821

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Power & Digital Infrastructure Acquisition II Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 17, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Lance Hancock, of Kirkland & Ellis LLP, special counsel to the Company, at (801) 877-8120, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Patrick C. Eilers
Patrick C. Eilers Chief Executive Officer